Exhibit 20

HSBC [LOGO]

FOR IMMEDIATE RELEASE

                    HSBC USA TO SEEK NATIONAL BANKING CHARTER

New York, NY, March 22, 2004-- HSBC USA Inc. today announced that it will apply to the Office of the Comptroller of the Currency (OCC) to consolidate its banking operations under a single national charter combining its New York State chartered bank, HSBC Bank USA, with its national trust company, HSBC Bank & Trust Company (Delaware), N.A.

The newly formed HSBC Bank USA, N.A. will have its main office in New Castle, Delaware and will continue to be managed from HSBC's New York City and Buffalo offices. The charter consolidation will not impact the business conducted out of HSBC bank branches in New York and around the country which will continue to deliver the highest levels of customer service and commitment to the communities we serve.

HSBC USA is the 10th largest bank holding company by assets in the U.S. Martin Glynn, president and CEO of HSBC Bank USA said, "We are positioning ourselves for growth in the U.S., and in order to have a national presence, we require a national platform with one uniform set of regulations. A national charter will put HSBC on a level playing field with other major U.S. banks and allow us to grow our business both here in New York state and across the country."

This consolidation is part of an internal reorganization of the HSBC's North American banking business following last year's acquisition of Household International. HSBC will continue to offer a wide range of products and services to its customers and will be expanding its product offerings.

This application does not involve Household's retail consumer lending branch network (the HFC and Beneficial brands) and will have no impact on how those offices are regulated.

Subject to regulatory approval, the transaction should be completed by the end of the second quarter, 2004.

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HSBC USA TO SEEK NATIONAL BANKING CHARTER - Page Two

About HSBC USA Inc.

HSBC USA Inc, a New York State based bank holding company, is one of the nation's top 10 bank holding companies by assets. It is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). The HSBC Group, headquartered in London, has over 9,500 offices in 79 countries and territories and is one of the world's largest banking and financial services organizations.

The Company's principal subsidiary is HSBC Bank USA, which has more than 400 branches in New York State giving it the most extensive branch network in New York. The bank also has 10 branches in Florida, one in Pennsylvania, five in California, one in Washington, one in Oregon, and 15 in Panama.

For more information on HSBC USA Inc, or HSBC Bank USA and its products and services please visit www.us.hsbc.com.

About Household International, Inc.

Household International, Inc., based in Prospect Heights, Ill., is a wholly owned subsidiary of HSBC North America Holdings, Inc., one of the top 10 financial services holding companies in the United States. Household's businesses are leading providers of consumer loans, credit cards, auto finance and credit insurance products in the United States, United Kingdom and Canada. In the United States, Household companies operate under the two oldest and most recognized names in consumer finance - HFC and Beneficial. Additionally, Household's businesses are some of the nation's largest issuers of private label and general-purpose credit cards, including The GM Card(R) and the AFL-CIO's Union Plus(R) card. For more information, visit www.household.com.

Media Inquiries: Linda Stryker-Luftig
                 P: 212-525-3800
                 linda.stryker-luftig@us.hsbc.com